

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

Marc Sirota
Chief Financial Officer
Altice USA, Inc.
1 Court Square West
Long Island City, NY 11101

      Re: Altice USA, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Response dated August 7, 2024
          File No. 001-38126

Dear Marc Sirota:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology